UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
RAYZEBIO, INC.
(Name of Subject Company (Issuer))

RUDOLPH MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75525N107
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Kerry S. Burke, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 25, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of RayzeBio, Inc., a Delaware corporation, for $62.50 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11.
The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
The first paragraph set forth in “Summary Term Sheet—Do you have the financial resources to pay for the Shares?” on page 2 of the Offer to Purchase is hereby deleted and replaced with the following paragraph:
“Yes. We estimate that we will need approximately $4.1 billion to acquire RayzeBio pursuant to the Offer and the Merger, to pay amounts payable in respect of the RayzeBio Stock Options and the RayzeBio Restricted Shares (each as defined below), to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent has, or will have, available to it funds necessary to finance the acquisition of the Shares in the Offer and the Merger through a variety of sources, including (i) its cash on hand, (ii) proceeds from the Notes Offering (as defined below), (iii) borrowings from new, short-term debt arrangements or (iv) a combination of the foregoing. As of December 31, 2023, Parent had $11.46 billion in cash and cash equivalents. The consummation of the Offer is not subject to any financing condition or Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer, nor is it contingent upon the receipt of proceeds from any debt financing or borrowings, including the Notes Offering. Other than as described herein, we have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger. We believe the financial condition of Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.”
The information set forth in Section 10—“Source and Amount of Funds” on page 24 of the Offer to Purchase is hereby amended by deleting the existing paragraph and replacing it with the following:
“We estimate that we will need approximately $4.1 billion to acquire all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding RayzeBio Stock Options and RayzeBio Restricted Shares, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent has, or will have, available to it funds necessary to finance the acquisition of the Shares in the Offer and the Merger through a variety of sources, including (i) its cash on hand, (ii) proceeds from the Notes Offering, (iii) borrowings from new, short-term debt arrangements or (iv) a combination of the foregoing. As of December 31, 2023, Parent had $11.46 billion in cash and cash equivalents. The consummation of the Offer is not subject to any financing condition or Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer, nor is it contingent upon the receipt of proceeds from any debt financing or borrowings, including the Notes Offering. Other than as described herein, we have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger. We believe the financial condition of Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer. See “Summary Term Sheet—Is your financial condition relevant to my decision to tender in the Offer?”

Notes Offering
On February 14, 2024, Parent announced that it priced a public offering (the “Notes Offering”) of senior unsecured notes in a combined aggregate principal amount of $13 billion (collectively, the “Notes”). The Notes will be issued in nine tranches: (i) $500,000,000 in aggregate principal amount of floating rate notes due 2026, (ii) $1,000,000,000 in aggregate principal amount of 4.950% notes due 2026, (iii) $1,000,000,000 in aggregate principal amount of 4.900% notes due 2027, (iv) $1,750,000,000 in aggregate principal amount of 4.900% notes due 2029, (v) $1,250,000,000 in aggregate principal amount of 5.100% notes due 2031, (vi) $2,500,000,000 in aggregate principal amount of 5.200% notes due 2034 (the “2034 Notes”), (vii) $500,000,000 in aggregate principal amount of 5.500% notes due 2044 (the “2044 Notes”), (viii) $2,750,000,000 in aggregate principal amount of 5.550% notes due 2054 (the “2054 Notes”) and (ix) $1,750,000,000 in aggregate principal amount of 5.650% notes due 2064 (the “2064 Notes”). Parent expects the closing of the Notes Offering to occur on February 22, 2024, subject to the satisfaction of customary closing conditions.
Parent intends to use a portion of the net proceeds of the Notes Offering to fund the cash consideration payable in connection with the Offer and the Merger and Parent’s previously announced proposed acquisition of Karuna Therapeutics, Inc. (“Karuna”) (together with Offer and the Merger, the “Acquisitions”) and the fees and expenses in connection therewith. The Notes Offering is not conditioned upon the consummation of the Acquisitions. However, the Notes (other than the 2034 Notes, the 2044 Notes, the 2054 Notes and the 2064 Notes) are subject to mandatory redemption if Parent’s acquisition of Karuna is not completed within a specified timeframe.
The foregoing description of the Notes Offering does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes or any other securities, nor will there be any sale of the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.”
The information set forth in the first paragraph on page 47 of the Offer to Purchase under the heading Section 15—“Conditions to the Offer” is hereby amended by deleting the existing paragraph and replacing it with the following:
“Except for the Minimum Condition or the Regulatory Condition (which may only be waived with the prior written consent of RayzeBio), the foregoing conditions may be waived by Parent or Purchaser in whole or in part in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The failure by Parent, Purchaser or any other affiliate of Parent to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver of such right with respect to any other facts and circumstances and each such right will be deemed an ongoing right. If either Parent or Purchaser waives a material condition of the Offer, such party will promptly disseminate such waiver to RayzeBio stockholders in a manner reasonably designed to inform them of such waiver and extend the Offer if and to the extent required by applicable Exchange Act rules or otherwise.”
The information set forth in the first paragraph in Section 18—“Miscellaneous” on page 50 of the Offer to Purchase is hereby amended by deleting the existing paragraph and replacing it with the following:
“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

Letter of Transmittal
The existing paragraph that begins with the words “The Offer (as defined below). . .” in the Letter of Transmittal is hereby deleted and replaced with the following:
“The Offer (as defined below) is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
The existing paragraph that begins with the words “The Offer is not being made to. . .” in the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached as Exhibit (a)(1)(iv) to the Schedule TO, is hereby deleted and replaced with the following:
“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”
Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock
The existing paragraph that begins with the words “This announcement is neither an offer to purchase nor a solicitation. . .” in the Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock, attached as Exhibit (a)(1)(v) to the Schedule TO, is hereby deleted and replaced with the following:
“This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated January 25, 2024 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 16, 2024
RUDOLPH MERGER SUB INC.

By:	/s/ Konstantina Katcheves
Name:	Konstantina Katcheves
Title:	President and Chief Executive Officer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly M. Jablonski
Name:	Kimberly M. Jablonski
Title:	Corporate Secretary